UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YUNHONG CTI LTD.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

125961 30 0

(CUSIP Number)

Jennifer Connerty, Chief Financial Officer

22160 N. Pepper Road, Barrington, Illinois 60010 (847) 382-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 4

CUSIP No. 125961 30 0	13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stephen M. Merrick and The Merrick Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
NUMBER OF		Less than 5% of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		None
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		Less than 5% of Common Stock
WITH
	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Less than 5% of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Less than 1% of the issued and outstanding Common Stock

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

2 of 4

CUSIP No. 125961 30 0	13D

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of Yunhong CTI Ltd. (formerly known as CTI Industries Corporation) (the “Company”). The Company’s principal executive offices are located at 22160 N. Pepper Road, Barrington, IL 60010.

ITEM 2.	Identity and Background.

This Statement is filed by Stephen M. Merrick and the Merrick Company, an Illinois limited liability company, its business address is 800 Church Street, Lake Zurich, IL 60047. Stephen M. Merrick is the manager of The Merrick Company. The address of the Company’s principal executive offices is 22160 N. Pepper Road, Barrington, IL 60010. Mr. Merrick is a citizen of the United States of America.

During the past five years, Mr. Merrick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Merrick or The Merrick Company been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Neither Stephen M. Merrick nor the Merrick Company purchased any shares of Common Stock in the Company in 2020. As of the date of this statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares.

ITEM 4.	Purpose of Transaction.

In February, 2021, Stephen M. Merrick and the Merrick Company have sold shares of Common Stock previously owned by them resulting in holdings of less than 5%.

ITEM 5.	Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Stephen M. Merrick and the Merrick Company own less than 5% of the issued and outstanding Common Stock of the Company.

During the past 60 days, neither Stephen M. Merrick nor the Merrick Company purchased any shares of Common Stock of the Company.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither Stephen M. Merrick nor the Merrick Company is a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

3 of 4

CUSIP No. 125961 30 0	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2021
Date

THE MERRICK COMPANY

By:	/s/ Stephen M. Merrick
Stephen M. Merrick, its Manager

4 of 4